January 23, 2006

Mail Stop 7010


By U.S. Mail and facsimile to (416) 495-8625

Betty-Ann Harland
Chief Executive Officer
International Development Corp.
534 Delaware Avenue, Suite 412
Buffalo, New York 14202

      Re: 	International Development Corp.
      Preliminary Revised Information Statement on Schedule 14C
      Filed January 6, 2006
      File No. 000-31343
      Form 10-KSB for the year ended August 31, 2005
      Filed November 29, 2005
      Form 10-KSB/A for the year ended August 31, 2004
      Filed January 6, 2006
      Form 10-QSB for the period ended November 30, 2005
      Filed January 17, 2006


Dear Ms. Harland:

      We have limited our review of your filing to the comments below. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


Preliminary Revised Information Statement on Schedule 14C, Filed
January 6, 2006
General

1. In future filings, please consider providing a marked copy of your current filing, denoting where the current amendment has been altered from the last filing, as opposed to a copy of your last filing showing what had been deleted. Similarly, as discussed below, please provide us with a response letter filed on EDGAR setting forth your response to each staff comment.

2. We note your January 6, 2006 letter stating that "the Company is not going to sell the Freshwater subsidiary as originally proposed.
Consequently, there is no need for discussion with respect to the proposed sale." We note, however, your January 19, 2006 Form 8-K stating that you have completed the sale of the Freshwater subsidiary in substantively similar manner as described in your Preliminary
Schedule 14C, filed October 5, 2005, and that the sale was effective as of October 1, 2005. Given this apparent contradiction, please provide a detailed legal analysis explaining how you have complied with the provisions of Section 14(c) of the Exchange Act and applicable rules thereunder.

Acquisition of Our Shares by Ms. Harland, page 2

3. We note your revisions in response to comment 3 of our letter dated October 28, 2005. Please expand your discussion to clearly disclose the effect the issuances of Class A Preferred Stock and Class B Preferred Stock had on control of the company. It appears that Ms. Holland`s voting stake in the company increased from 15,000,000 to 200,000,000 upon the issuance of 1,000,000 Class A
Preferred shares and that her voting stake increased to
520,000,000
upon the issuance of 1,000,000 Class B Preferred shares in exchange for 900,000 Class A Preferred shares.

Proposal 1, page 3

4. We note your revisions in response to comment 5 of our October
28,
2005 letter in the form of the table on page 3, as well as a statement on page 5 that the most recent quoted share price was $.0005. Please disclose this most recent quotation, as well as the date, in or immediately following the table appearing on page 3.

5. In comment 6 of our letter dated October 28, 2005, we asked for you to clarify your statement that by conducting the reverse split the company hoped to increase interest in the company so as to raise proceeds to fund operations with your intention to conduct a stock sale of the subsidiary through which you conduct all of your operations. You have now conducted an asset sale of the subsidiary and the basis for your belief that a reverse stock split will permit you to fund your operations remains uncertain. Accordingly, we reissue prior comment 6.

Issuance of Additional Shares, page 4

6. We note your revisions in response to comment 8 of our October
28,
2005 letter. Your statements that Ms. Harland currently "has the power to vote 513,000,000 out of the 483,404,226 outstanding voting shares" and that following a 1:1000 reverse-split she will "have voting power over 513,000,000 of 483,404 shares" is confusing. Please revise to state the aggregate number of votes that Ms. Holland will have and that are available before and after the transaction. In addition, please revise to disclose the percentage ownership of voting securities Ms. Harland will have following the 1:1000 reverse-split. Our calculations based on your revised disclosures indicate that Ms. Harland currently controls 513,000,000 of 1,018,404,226, or
50.37%, of voting securities and that following the reverse split she will control 513,000,000 of 535,483,404, or 95.8%.

Effective Date, page 5

7. We note your statement that existing shares of common stock will be "converted into new shares of our common stock in accordance with the one for 1,000 exchange ratio or such other exchange ratio as we determine." Please clarify here and elsewhere in your Information Statement whether the board of directors has discretionary authority to deviate from the 1:1000 ratio discussed throughout, or whether the board`s discretionary authority is limited to enacting the 1:1000 reverse split.

Risks Associated With the Reverse Split, page 6

8. Please expand your discussion of the risk presented by odd-lot sales to discuss the risk presented to shareholders whose interests are reduced to fractional shares that are awarded 1 share as a result of the reverse-split. If practicable, please disclose the number of shareholders so affected.

New Proposed Business, page 7

9. Please revise this section as appropriate to reflect the sale of substantially all of your assets.

Proposal 4, page 7
General Provisions, page 9

10. We note that the stockholder plan must receive shareholder approval within 12 months of the time it was approved by the board of directors. Please state the date on which the board approved the plan and, if applicable, the consequences of your failure to obtain shareholder approval within 12 months of that date.




Accounting Treatment, page 11

11. We note your statement on page 12 that there are "51,500,000 shares of our common stock which remain to be issued under the Stock
Plan," in addition to the 448,500,000 shares that have been issued to date. We note elsewhere that there are 550,000,000 shares authorized under the stock plan. Please revise.

Options Table, page 12

12. We note your revisions in response to comment 15 of our letter dated October 28, 2005. Please revise the table to disclose the number of options received on each date, the recipient, and the percentage of outstanding common stock represented by each grant.


Amendment No. 3 to Form 10-KSB for the year ended August 31, 2004

13. We note your revisions in response to comment 22 of our letter dated October 28, 2006. Please delete reference to the Private
Securities Litigation Reform Act where it appears in Item 6 on page
10.


      As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.







      In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      Please contact Matt Franker, Staff Attorney, at (202) 551-
3749
or Chris Edwards, Special Counsel, at (202) 551-3742 with any questions. Alternatively, you may contact me at (202) 551-3760.


Sincerely,



Pamela A. Long
Assistant Director

cc: 	Norman T. Reynolds, Esq. (via facsimile 713/237-3202)
      Glast, Phillips & Murray P.C.
      The Eperson Buildings
      815 Walker, Suite 1250
      Houston, Texas 77002
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Betty-Ann Harland
International Development Corp.
January 23, 2006
Page 1



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

           DIVISION OF
CORPORATION FINANCE